[VMware, Inc. letterhead]

December 19, 2008

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 First Street, N.E.

Washington, D.C. 20549

Attn:	Kathleen Collins, Accounting Branch Chief
Mail Stop 4561

Re:	VMware, Inc.
Form 10-K for the fiscal year ended December 31, 2007 Filed February 29, 2008
Form 10-Q for the quarterly period ended September 30, 2008 Filed November 5, 2008
Definitive Proxy Statement Filed April 1, 2008 File No. 001-33622

Dear Ms. Collins:

On behalf of VMware, Inc. (“we,” “our,” or the “Company”), this responds to the comment letter to Mark S. Peek, the Company’s Chief Financial Officer, dated November 20, 2008 (the “Letter”), from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Form 10-K for the fiscal year ended December 31, 2007 (the “2007 Form 10-K”), the Company’s Form 10-Q for the quarterly period ended September 30, 2008 (the “Q3 2008 10-Q”) and the Company’s Definitive Proxy Statement filed April 1, 2008.

We look forward to working with you in enhancing our disclosures in future filings. For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from the Letter in the order presented and as numbered in the Letter.

Form 10-K for the fiscal year ended December 31, 2007

Business

Customers, page 8

1.	We note your disclosure in regard to Arrow Electronics and Hewlett Packard Company accounting for 12% and 11% of revenues in 2007, respectively. State whether you have an agreement with Arrow Electronics and HP, and if so, disclose the material terms. If there is an agreement, please also provide an analysis as to why each agreement does not need to be filed under Item 601(b)(10) of Regulation S-K.

Response: The Company advises the Staff that additional descriptions of our contractual arrangements are not warranted for the reasons discussed below.

By way of background, Arrow Electronics (“Arrow”) is a non-exclusive distributor to resellers who in turn sell our product to end users. Hewlett Packard Company (“H-P”) is a non-exclusive OEM (original equipment manufacturer) that bundles our products into products and enterprise solutions and services sold by H-P both directly and indirectly to end users. Although Arrow or H-P might also purchase our software from time to time for their internal use, revenues from direct purchases by Arrow or H-P were an insignificant component of our revenues during 2007. As such, customer end use of our products, which arguably is the focus of the disclosure requirements in Item 101(c)(vii) of Regulation S-K, was not a significant component of our 2007 revenues with Arrow and H-P.

Arrow and H-P are, instead, two of a number of other non-exclusive sales channel partners who may, in any given year, account for 10% or more of the Company’s revenues. As we reported in our 2007 Form 10-K, we sell and market our products largely through a network of channel partners, which includes distributors, resellers, x86 system vendors and systems integrators, with over 75% of our revenue in 2007 derived from this indirect network.

We have over 10,000 indirect sales channel partners. The percentage of revenue that we derive from any specific sales channel partner can be highly variable and our business is not substantially dependent upon our relationship with any single channel partner. In accordance with the analysis called for by Item 101(c)(vii), although Arrow and H-P are each valued members of our sales channel, we do not believe that the loss of either company as one of our indirect sales channel partners would result in an equal decline in revenues that we receive indirectly through our sales channels from end users of our products. Although the loss of our business with either company might result in a short term negative effect on our revenues, we believe that such effect would be only temporary and would not cause a material adverse effect on our business or future prospects.

With respect to Arrow, revenues arise from Arrow’s role as a distributor of our software to authorized resellers. Our relationship is governed by multiple contracts that are standard in the industry and to software distributor contracts generally. In particular, we have separate distribution contracts with several of Arrow’s subsidiaries covering our arrangement with Arrow in specified countries or regions. Each of these contracts was separately negotiated and is independent of any other contract, and they are not based on the same form of contract. Accordingly, we do not believe that the terms of any individual Arrow agreement would be regarded as material to investors.

With respect to H-P, revenues arise from a number of distinct indirect sales channel partner activities, primarily involving OEM sales by H-P to third parties through a variety of means, such as the integration of our software onto x86 servers sold by H-P and consulting and training services provided by H-P to third party end users. We advise the Staff that H-P is one of a number of different x86 server manufacturers and consulting and training service providers who integrate our software with their products and services for sale to third party end users. As with our other OEM’s, project contracts are individually negotiated and independent of other project contracts with standard, non-business terms common to the OEM projects (such as confidentiality) included in a master agreement. Accordingly, we do not believe that the terms of any single OEM project contract with H-P or our other OEM’s or the standard, common terms contained in a master agreement, would be material to investors. Additional 2007 revenue arose from revenues attributed to H-P as a reseller of our software which were not pursuant to a contract between the Company and H-P.

Accordingly, the Company submits to the Staff that disclosure of the terms of its agreements with Arrow and H-P are not material to investors.

In response to the Staff’s observation that we have not filed any of our agreements with Arrow or H-P, we advise the Staff that the Company believes that the above-referenced agreements with Arrow and H-P are ordinary course agreements typical to software companies for purposes of subsection (ii) of S-K Item 601(b)(10). Further, as explained above, the Company is not substantially dependent on any of the agreements for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K. The contracts do not obligate the Company to sell a major part of the Company’s goods or services, nor do these contracts involve the license to the Company of intellectual property on which the Company’s business depends.

Accordingly, we submit to the Staff that the filing of any of our agreements with Arrow or H-P is not required under Item 601(b)(10) of Regulation S-K.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations

Non-GAAP Financial Measures, page 48

2.	We note your use of non-GAAP financial measures on page 44 that excludes stock-based compensation and the related disclosures on page 48. We also note similar uses and disclosures in your Form 10-Q’s. Tell us how you considered Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes stock-based compensation, especially since these measures are being used to evaluate performance. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes operating performance. For example, it is unclear why excluding stock-based compensation is appropriate since you disclose the fact that if you did not payout a portion of compensation in the form of stock-based compensation, the cash salary expense would have been higher and considering that offering your employees equity instruments appears to be a key incentive offered in the achievement of your goals as an organization. We also note that you exclude such costs from your internal operating plans and measurement of performance but it is unclear why you use this measure for measuring financial performance, how you use this non-GAAP measure to evaluate the business and why you believe this measure provides useful information to investors.

Response: In accordance with the Staff’s comment, in future periodic reports, we will expand the discussion appearing in the last two paragraphs on page 48 of our 2007 Form 10-K and the corresponding disclosure in our Form 10-Q filings to add the second paragraph below.

“Regulation S-K Item 10(e), Use of Non-GAAP Financial Measures in Commission Filings, and other Securities Exchange Commission (“SEC”) regulations define and prescribe the conditions for use of certain non-GAAP financial information. Our measures of costs of revenues and operating expenses without stock-based compensation meet the definition of non-GAAP financial measures. These non-GAAP financial measures, which are used as measures of our performance, should be considered in addition to, not as a substitute for or in isolation from, measures of our financial performance prepared in accordance with GAAP. We provide this information to show the impact of stock-based compensation on our results of operations, as it is excluded from our internal operating plans and measurement of financial performance (although we consider the dilutive impact to our shareholders when awarding stock-based compensation and value such awards accordingly), and because determining the value of the related equity awards involved a high degree of judgment and estimation.

When evaluating the performance of our individual functional groups, we do not consider stock-based compensation charges. Likewise, we exclude stock-based compensation expense from our short and long-term operating plans. Our management team is held accountable for cash-based compensation and such amounts are included in their operating plans. Due to its nature, individual managers generally are unable to project the impact of stock-based compensation and accordingly they are not held accountable for the impact of equity award grants. Although we acknowledge that stock-based compensation is necessary to attract and retain quality employees, our consideration of stock based compensation places its primary emphasis on overall shareholder dilution rather than the accounting charges associated with such grants. For comparability purposes, we believe it is useful to provide a non-GAAP financial measure that excludes stock-based compensation in order to better understand the long-term performance of our core business and to facilitate the comparison of our results to the results of our peer companies because of varying available valuation methodologies and the variety of award types that companies can use under SFAS No. 123R. Furthermore, unlike cash compensation, the value of stock-based compensation is determined using a complex formula that incorporates factors, such as market volatility, that are beyond our control. Accordingly, we believe that the presentation of non-GAAP costs of revenues and operating expenses when read in conjunction with our reported GAAP costs of revenues and operating expenses can provide useful supplemental information to our management and to investors regarding financial and business trends relating to our financial condition and results of operations.

Costs of revenues and operating expenses without stock-based compensation have limitations due to the fact that they do not include all expenses related to the compensation of our people. More specifically, if we did not pay out a portion of our compensation in the form of stock-based compensation, the cash salary expense included in our costs of revenues and operating expenses would be higher. We compensate for this limitation by providing supplemental information about outstanding stock-based awards in the footnotes to our financial statements. Stock-based compensation programs are an important element of our compensation structure and all forms of stock-based awards are valued and included as appropriate in results of operations. Management strongly encourages shareholders to review our financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure.”

Exhibits

3.	We note that you have employment offer letters with Messrs. Jurewicz and Eschenbach, who are both named executive officers. Please file them as exhibits, or else provide us with your analysis as to why such agreements need not be filed pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.

Response: In accordance with the Staff’s comment, the Company will incorporate by reference into its upcoming Form 10-K filing for the fiscal year ended December 31, 2008 the employment offer letter with Mr. Jurewicz that was filed as Exhibit 10.15 to its Registration Statement (Amendment No. 1) on Form S-1 on June 11, 2007. The Company submits that its offer letter with Mr. Eschenbach is not required to be filed as an exhibit pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K. The Company entered into an offer letter with Mr. Eschenbach in May of 2005, more than two years before the Company’s filing of its 2007 Form 10-K. In addition, this offer letter did not have any terms that were to be performed in whole or in part at or after the filing of the 2007 Form 10-K.

Form 10-Q for the quarterly period ended September 30, 2008

Risk Factors

“We are dependant on our management and our key development personnel and the loss of key personnel may prevent us from implementing our business plan in a timely manner.” page 34

4.	We note the disclosure in this risk factor, including your statement that “The loss of key employees could seriously harm our ability to release new products on a timely basis and could significantly help our competitors.” Tell us why you concluded that disclosure in the Form 10-Q regarding the recent departure of your CEO and President, Chief Scientist, Executive Vice President for Research and Development, and Vice President of Product Development was not necessary or appropriate.

Response: The Company advises the Staff that the Company disclosed the departure of Diane Greene as President and Chief Executive Officer of the Company and the appointment of Paul Maritz as the new President and Chief Executive Officer of the Company in a Form 8-K filed by the Company on July 10, 2008 and in its Form 10-Q for the quarterly period ended June 30, 2008 under the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Subsequent Event.”

Further, with respect to the Staff’s comment regarding the above referenced risk factor, we included this risk factor because the risk inherent in the loss of key employees is a “significant factor” for purposes of Item 503(c) of Regulation S-K. We do not believe, however, that acknowledging this risk means that all such departures will be “reasonably likely” to have a material effect on liquidity, capital resources or results of operations for purposes of Item 303 of Regulation S-K. In this case, we did not conclude that such departures would be reasonably likely to have such a material effect. Accordingly, with respect to the departures referenced in the Staff’s comment, the Company concluded that further disclosure in its Q3 2008 10-Q was not warranted.

Note D. Fair Value Measurements, page 9

5.	We note that at September 30, 2008 the Company held $1,029.8 million of investments in money market fund securities, which you classified as cash and cash equivalents. Tell us how you considered the requirements of paragraph 15A of SFAS 107, as amended by paragraph 531(d) of SFAS 133, with regards to these investments. In this regard considering the recent market events, tell us whether these funds have experienced any declines in fair value resulting from deterioration in the creditworthiness of their assets, general illiquidity conditions, or both and if so, tell us how you have accounted for such declines. Also, tell us whether any of these funds have imposed limits on redemptions and if so, tell us how the Company considered such limitations in accounting for these investments as cash and cash equivalents.

Response: The Company advises the Staff that prior to filing the Q3 2008 Form 10Q, the Company considered the requirements of paragraph 15A of SFAS 107, as amended by paragraph 531(d) of SFAS 133, and determined that a concentration of credit risk from all financial instruments did not exist based upon the following rationale. At September 30, 2008, the Company had $1,029.8 million invested in eleven different money market funds with multiple counterparties. Ten of the eleven funds (approximately 98.7% of the money market portfolio) were invested in tax-exempt securities. Therefore, the Company’s portfolio had minimum exposure to subprime assets (less than .01% of the total money market portfolio at September 30, 2008). Although the multiple counterparties were engaged in investing in tax-exempt securities, each counterparty had invested in different securities with dissimilar economic characteristics, thus diversifying the Company’s credit risk.

In regard to recent market events, none of the money market funds in which the Company was invested at September 30, 2008 has experienced any decline in fair value. Additionally, no fund in which the Company was invested at September 30, 2008 has imposed any limits on redemptions either prior to or subsequent to September 30, 2008.

All of the funds in which the Company was invested as of September 30, 2008 are participating in the U.S. Treasury money market fund guarantee program.

Definitive Proxy Statement on Form 14A filed April 1, 2008

Compensation Discussion and Analysis

Elements of Our Executive Compensation Program

Compensation Components

Annual Bonus, page 30

6.	You state that individual bonus target levels for 2007 for your NEOs, other than Ms. Greene were set between 30% and 56% of base salary. In future filings, specify the target level for each NEO.

Response: In accordance with the Staff’s comment, the Company will update its future filings to include each NEO’s bonus target level for the applicable period.

Corporate Financial Metrics, page 30

7.	In future filings, state by how much actual corporate bookings exceeded the target for each six-month period.

Response: The Company advises the Staff that corporate bookings were not a component of its NEO bonus plans during 2008. In accordance with the Staff’s comment, the Company will update its future filings to quantify, if material to our NEO compensation determinations, the achievement of performance metrics.

8.	We note that the NEOs received bonuses relating to achievement of corporate financial metrics that exceeded their target bonus amount. In future filings, discuss specifically for each NEO by how much their actual bonus exceeded target and why.

Response: In accordance with the Staff’s comment, the Company will update its future filings to disclose how actual bonus amounts were determined based on achievement of pre-established corporate financial metrics for each NEO. Further, in the event of material deviations, if any, from the formulaic payout amounts, the Company will disclose the basis for any such deviations.

9.	We note that the Committee has the ability to approve discretionary bonuses in addition to bonuses paid for the achievement of individual performance goals. In future filings, discuss the reason for the existence of such discretion and the circumstances under which the Committee would exercise it. State whether the Committee also has the discretion to reduce bonus awards and if that discretion has ever been exercised.

Response: In accordance with the Staff’s comment, the Company will update its future filings to discuss the reasons for the existence of the Committee’s ability to approve discretionary bonuses and the circumstances under which the Committee would exercise it. For example, the Company will disclose that the Committee’s authority to approve discretionary bonuses has historically been exercised in circumstances that arose during the applicable year that were not contemplated at the beginning of the year when the annual bonus plan structure was approved. In addition, the Company will update its future filings to state whether the Committee has the discretion to reduce bonus awards and if that discretion was exercised during the period covered by the CD&A. For example, during 2007, the Committee had the discretion to reduce bonus amounts related to achievement of individual performance goals and such discretion was not exercised.

10.	We note that Mr. Eschenbach received a discretionary bonus in 2007 in part due to his “strong performance.” In future filings describe the nature of his performance in a more specific but concise manner that would enable shareholders to better understand the nature of his accomplishments and how they benefited the company.

Response: In accordance with the Staff’s comment, the Company will include in its future filings, specific descriptions of the nature of NEO accomplishments and how they benefited the Company when discretionary bonuses are awarded for individual performance.

Long Term Incentives, page 31

11.	We note your statement that in June 2007 the Committee approved broad-based equity awards to your NEOs. In future filings, discuss how the Committee determined the total amount of equity awards to make to your NEOs.

Response: In accordance with the Staff’s comment, the Company will include in its future filings a more complete discussion of how the amount of equity awards granted to the Company’s NEOs is determined.

12.	We note your statement that the structure and level of the awards were determined in part by considering market competitive practices in similar situations. In future filings, state your belief as to where the structure and level of the long term incentive awards fall in relation to other companies of similar size.

Response: In accordance to the Staff’s comment, to the extent that market competitive practices are considered and disclosed in the CD&A because they were material to the Company’s determination of the structure and level of long-term incentive awards to NEO’s, the Company will include in its future filings a more specific discussion of such market competitive practices, including, where the structure and level of long term incentive awards granted to NEOs fell in relation to other companies of similar size.

***

As requested in the Letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please contact me at (650) 427-1003 (telephone) or (650) 427-1050 (facsimile).

Very truly yours,

/s/ Mark S. Peek
Mark S. Peek
Chief Financial Officer

cc:	Patrick Gilmore, Senior Staff Accountant, Securities and Exchange Commission
Donna Levy, Staff Attorney, Securities and Exchange Commission
David Orlic, Special Counsel, Securities and Exchange Commission
Rashmi Garde, General Counsel, VMware, Inc.
Larry Wainblat, Director, Senior Counsel, Corporate Securities, VMware, Inc.